Exhibit 17.1

March 31, 2008

David L. Hatcher, Chairman

10611 Harwin Drive, Suite 402

Houston, Texas  77036

Dear David,

After a great deal of thought and consideration for what is in the best interest in KMG Chemicals, Inc.  I hereby submit my resignation effective May 31, 2008.

Since 1985 when I first met you and KMG Chemicals (fka Idacon), I have been most fortunate to have been associated with a true success story.  Twenty three years ago Idacon was a small private company with no manufacturing plant, and for a brief period, no product source.  But with your knowledge, vision, and discipline, KMG Chemicals has grown into a large public multi-national corporation with revenues exceeding every one’s wildest expectations.  I have been and will continue to be very proud of all your accomplishments.

Over the past four years KMG’s board of directors has needed new levels of expertise that I do not possess and is very much needed for the future controlled growth of the company.  With the recent addition and consideration of some very qualified professionals to the board of directors, I feel the timing is right to step aside.  In addition, I have taken on an added responsibility of starting a bank, Integrity Bank. With thirty five years of bank experience I feel more qualified to direct its success than a multi-national chemical company that will have more complex challenges ahead.

I trust that in some way I have contributed to KMG’s success.  The journey, the experience, as well as the people, especially other board members and senior management I have met these past years has been most gratifying.  However, being able to call you “my friend” is no doubt the most rewarding of all.

Sincerely,

/s/ Charles M. Neff, Jr.

Charles M. Neff, Jr.